ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

(Supplementing Preliminary Prospectus Dated July 22, 2009)

Registration No. 333-160324

July 23, 2009

This free writing prospectus should be read together with the preliminary prospectus dated July 22, 2009 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-160324). The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/742054/000119312509152700/ds1a.htm

The information provided in the following press release issued by Cadence Financial Corporation on July 23, 2009 supplements and updates the information contained in the Preliminary Prospectus.

Contact:	Richard T. Haston	For Immediate Release
662-324-4258

CADENCE FINANCIAL CORPORATION REPORTS SECOND QUARTER RESULTS

STARKVILLE, Miss. – (July 23, 2009) – Cadence Financial Corporation (NASDAQ: CADE), a $2.0 billion bank holding company whose principal subsidiary is Cadence Bank, N.A., today reported a net loss applicable to common shareholders of $14.7 million, or $1.23 per diluted share, for the second quarter ended June 30, 2009, compared with net income of $1.9 million, or $0.16 per diluted share, for the second quarter of 2008. The loss for the 2009 period was due primarily to a higher provision for loan losses and higher non-interest expenses related to increased FDIC insurance premiums and expenses related to other real estate owned (OREO) compared with the second quarter of 2008.

Second Quarter Results

Net interest income declined 24.1% to $10.7 million in the second quarter of 2009 compared with $14.0 million in the second quarter of 2008. Net margin was 2.21% in the second quarter of 2009 compared with 3.11% in the second quarter of 2008. The decline in the net margin was due to the yield on earning assets declining 147 basis points while the cost of funding declined only 64 basis points. The reduction in net margin was due in part to Cadence intentionally building liquidity during the second quarter by accumulating deposits and investing in short-term assets. The increased liquidity resulted in lower yields on the short-term portfolio that was estimated to cost about 21 basis points in net margin for the second quarter of 2009. Interest income was also reduced by approximately $602,000 (12 basis points) in the second quarter of 2009 due to waived interest charges associated with loans on non-accrual status compared with $122,000 (2 basis points) in the second quarter of 2008.

Total interest income declined 20.6% to $20.4 million in the second quarter of 2009 compared with $25.7 million in the second quarter of 2008. Interest and fees on loans declined 23.7% due to a 114 basis point decrease in average yields and an $85.4 million decrease in average loan balances from the second quarter of 2008. Non-performing loans totaled $72.8 million in the second quarter of 2009 compared with $10.7 million in the second quarter of 2008. In the second quarter of 2009, interest and dividends on investment securities fell 9.1% to $4.7 million compared with the second quarter of 2008 due to a 51 basis point decline in yield offset partially by a $20.0 million increase in the average investment securities portfolio.

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CADE Reports Second Quarter Results

July 23, 2009

Cadence’s provision for loan losses was $23.0 million in the second quarter of 2009 compared with $3.3 million in the second quarter of 2008 and $32.8 million in the first quarter of 2009. The second quarter 2009 provision included $15.3 million in net charge-offs and a $7.7 million increase in the allowance for loan losses. At the end of the second quarter of 2009, the allowance for loan losses was $46.7 million, or 3.8% of total loans, compared with $15.8 million, or 1.2% of total loans, in the second quarter of 2008. Net interest loss after provision for loan losses was $12.3 million in the second quarter of 2009 compared with $10.7 million in net interest income after provision for loan losses in the second quarter of 2008.

The majority of the increase in Cadence’s non-performing loans since last year was due to real estate loans in the residential construction and development sectors, reflecting the economy’s impact on real estate based loans. In the latest quarter, the growth in non-performing loans was due largely to the middle Tennessee market where Cadence has added staff with the sole focus on managing special assets.

Cadence has taken additional steps to reduce its exposure to real estate loans across its franchise and has achieved a decrease in loans for 1-4 speculative residential construction, land development and lots to builders in addition to lower balances on commercial real estate loans. These higher risk loan categories are down approximately $13.8 million in the latest three months and down $91.7 million since the second quarter of 2008. In addition, OREO is down by 13.1% since the first quarter of 2009 to $16.7 million and is at the lowest point in over a year. The reduction in OREO is due to increased special assets staff that is focused on minimizing losses from non-performing loans and repossessed assets.

Total non-interest income was $5.2 million in the second quarter of 2009 compared with $5.1 million in the second quarter of 2008. The increase in non-interest income was due to higher insurance fees and commissions, mortgage loan origination income, and gains on securities; offset partially by lower service charges on deposits, trust department income and other non-interest income. Trust department income was down due to lower fees related to the decline in the market value of equity investments under management, while the increase in mortgage fee income benefited from higher transaction volume due to an increase in home financings compared with the second quarter of 2008.

Non-interest expenses increased 20.2% to $16.3 million in the second quarter of 2009 compared with $13.6 million in the second quarter of 2008. The increase was due primarily to other operating expenses that rose 70% to $6.5 million compared with $3.8 million in the second quarter of 2008. Second quarter 2009 non-interest expenses increased due to higher costs for FDIC insurance premiums and special assessments, and expenses related to OREO. FDIC insurance premiums and special assessments increased from $274,000 in the second quarter of 2008 to $1,225,000 in the second quarter of 2009. OREO related costs increased to $1,609,000 in the second quarter of 2009 compared with $222,000 in the same quarter of the prior year. Salary expense was up 1.2% to $7.8 million and premises expenses were down 1.5% to $2.0 million compared with the second quarter of 2008. The minimal growth in salary and premises costs are attributable to Cadence’s continued focus on cost controls.

Cadence’s pre-tax loss for the second quarter of 2009 was $23.5 million compared with pre-tax income of $2.3 million in the second quarter of 2008.

Net loss for the second quarter of 2009 was $14.0 million. Net loss applicable to common shareholders was $14.7 million, or $1.23 per diluted share. This compares with net income of $1.9 million, or $0.16 per diluted share, in the second quarter of 2008.

Cadence sold $44 million in senior preferred shares to the U.S. Treasury in mid-January 2009. The preferred shares pay a cumulative annual dividend of 5% for the first five years. Cadence’s second quarter 2009 loss applicable to common shareholders included $652,000 related to the preferred dividend and accretion of the discount recorded in relation to the preferred stock.

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CADE Reports Second Quarter Results

July 23, 2009

Six Month Results

Net interest income declined 19.4% to $23.0 million in the first six months of 2009 compared with $28.6 million in the same period of 2008. The decrease in net interest income was due to a 75 basis point decrease in net margin, partially offset by a 5.8% increase in average earning assets for the first six months of 2009 compared with the same period in 2008. The provision for loan losses was $55.8 million in the first six months of 2009 compared with $6.3 million in the first six months of 2008.

Net loss applicable to common stockholders for the first six months of 2009 was $99.1 million, or $8.32 per diluted share, compared with net income of $4.6 million, or $0.39 per diluted share, in the same period of 2008. The 2009 results include a $66.8 million ($5.61 per diluted share) non-cash charge associated with the write-down of goodwill in the first quarter of the year. The goodwill impairment charge was required by FASB Statement 142 (Goodwill and Other Intangible Assets) and was an accounting adjustment that did not affect current operations, cash flows, liquidity, tangible book capital, regulatory capital, regulatory capital ratios and will not affect future operations.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain the prospectus related to the offering from us or from FBR Capital Markets & Co. if you request it by calling toll-free 1-800-846-5050.

About Cadence Financial Corporation

Cadence Financial Corporation is a $2.0 billion bank holding company providing full financial services, including banking, trust services, mortgage services, insurance and investment products in Mississippi, Tennessee, Alabama, Florida and Georgia. Cadence’s stock is listed on the NASDAQ Global Select Market under the symbol CADE.

Forward-Looking Statements

This press release contains statements that are forward-looking as defined within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided to assist in the understanding of anticipated future financial results. However, such forward-looking statements involve risks and uncertainties (including uncertainties relating to interest rates, management and operation of acquired operations and general market risks) that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from the Company’s actual results, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and other reports filed with the Securities and Exchange Commission. Cadence Financial Corporation is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet services.

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION

JUNE 30,

($ in thousands, except share data)

	2009	2008
ASSETS:

Cash and Due From Banks	$31,484	$40,273
Interest Bearing Deposits Due From Banks	44,371	8,509

Total Cash and Due From Banks	75,855	48,782

Securities:
Securities Available-for-Sale	546,728	405,691
Securities Held-to-Maturity	14,196	21,162

Total Securities	560,924	426,853

Federal Funds Sold and
Securities Purchased Under Agreements To Resell	20,566	11,760

Other Earning Assets	19,424	18,628

Loans	1,244,227	1,354,372
Less: Allowance for Loan Losses	(46,722)	(15,825)

Net Loans	1,197,505	1,338,547

Premises and Equipment, Net	32,305	34,321
Interest Receivable	8,355	10,628
Other Real Estate Owned	16,686	18,207
Goodwill and Other Intangibles	1,667	69,244
Other Assets	46,885	20,852

Total Assets	$1,980,172	$1,997,822

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Noninterest-Bearing Deposits	$167,971	$179,744
Interest-Bearing Deposits	1,377,297	1,227,369

Total Deposits	1,545,268	1,407,113
Interest Payable	2,312	2,941
Federal Funds Purchased and
Securities Sold Under Agreements to Repurchase	88,374	99,540
Federal Home Loan Bank Borrowings	167,535	254,993
Subordinated Debentures	30,928	30,928
Other Liabilities	16,262	12,713

Total Liabilities	1,850,679	1,808,228

SHAREHOLDERS’ EQUITY:

Preferred Stock - $10 Par Value, Authorized 10,000,000 shares, Issued - 44,000 Shares at June 30, 2009	41,893	—
Common Stock - $1 Par Value, Authorized 50,000,000 shares, Issued - 11,912,564 Shares at June 30, 2009 and 11,907,414 Shares at June 30, 2008	11,913	11,907
Surplus and Undivided Profits	76,066	182,494
Accumulated Other Comprehensive Income (Loss)	(379)	(4,807)

Total Shareholders’ Equity	129,493	189,594

Total Liabilities and Shareholders’ Equity	$1,980,172	$1,997,822

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except share and per share data)

	FOR THE THREE MONTHS		FOR THE SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
	2009	2008	2009	2008
INTEREST INCOME:

Interest and Fees on Loans	$15,609	$20,458	$32,175	$43,503
Interest and Dividends on Investment Securities	4,667	5,136	9,725	10,576
Other Interest Income	141	136	223	260

Total Interest Income	20,417	25,730	42,123	54,339

INTEREST EXPENSE:

Interest on Deposits	7,714	8,784	14,873	19,449
Interest on Borrowed Funds	2,039	2,904	4,233	6,329

Total Interest Expense	9,753	11,688	19,106	25,778

Net Interest Income	10,664	14,042	23,017	28,561
Provision for Loan Losses	22,995	3,300	55,756	6,300

Net Interest Income After Provision for Loan Losses	(12,331)	10,742	(32,739)	22,261

OTHER INCOME:

Service Charges on Deposit Accounts	2,125	2,201	4,130	4,338
Trust Department Income	507	578	973	1,142
Insurance Commission and Fee Income	1,050	1,037	2,356	2,416
Mortgage Loan Fee Income	427	348	637	708
Other Non-Interest Income	992	1,002	2,749	2,362
Gains (Losses) on Securities - Net	76	(48)	139	155

Total Other Income	5,177	5,118	10,984	11,121

OTHER EXPENSE:

Salaries and Employee Benefits	7,842	7,749	15,742	15,716
Net Premises and Fixed Asset Expense	1,977	2,008	3,956	4,004
Impairment Loss on Goodwill	—	—	66,846	—
Other Operating Expense	6,515	3,833	11,333	7,701

Total Other Expense	16,334	13,590	97,877	27,421

Income (Loss) Before Income Taxes	(23,488)	2,270	(119,632)	5,961
Applicable Income Tax Expense (Benefit)	(9,478)	392	(21,461)	1,322

Net Income (Loss)	(14,010)	1,878	(98,171)	4,639

Preferred Stock Dividend and Accretion of Discount	652	—	974	—

Net Income (Loss) Applicable to Common Shareholders	$(14,662)	$1,878	$(99,145)	$4,639

Net Income (Loss) Per Share - Basic and Diluted	$(1.18)	$0.16	$(8.24)	$0.39

Net Income (Loss) Applicable to Common Shareholders Per Share - Basic and Diluted	$(1.23)	$0.16	$(8.32)	$0.39

Average Weighted Common Shares:
Basic	11,912,564	11,907,414	11,913,683	11,905,262
Diluted	11,912,586	11,936,114	11,914,689	11,927,228

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)

FOR THE THREE MONTHS ENDED JUNE 30:	2009	2008
Net Income (Loss) Applicable to Common Shareholders	$(14,662)	$1,878
Basic and Diluted Net Income (Loss) Per Common Share	(1.23)	0.16
Cash Dividends Per Common Share	—	0.25

ANNUALIZED RETURNS
Return on Average Assets	-2.9%	0.4%
Return on Average Equity	-42.6%	3.9%

FOR THE SIX MONTHS ENDED JUNE 30:	2009	2008
Net Income (Loss) Applicable to Common Shareholders	$(99,145)	$4,639
Basic and Diluted Net Income (Loss) Per Common Share	(8.32)	0.39
Cash Dividends Per Common Share	0.05	0.50

ANNUALIZED RETURNS
Return on Average Assets	-9.9%	0.5%
Return on Average Equity	-129.0%	4.8%

SELECTED BALANCES AT JUNE 30:	2009	2008
Total Assets	$1,980,172	$1,997,822
Deposits and Securities Sold Under Agreements to Repurchase	1,583,642	1,455,303
Loans	1,244,227	1,354,372
Total Securities	560,924	426,853
Shareholders’ Equity	129,493	189,594
Closing Market Price Per Common Share	2.23	10.83
Book Value Per Common Share	7.35	15.92
Tangible Equity	127,826	120,350
Tangible Book Value Per Common Share	7.21	10.11

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

LOANS AND DEPOSITS BY STATE/REGION

AS OF JUNE 30, 2009:

	MISSISSIPPI	TUSCALOOSA	BIRMINGHAM	MEMPHIS	MIDDLE TN	FLORIDA	GEORGIA	TOTAL
LOANS	29%	10%	7%	24%	16%	11%	3%	100%
DEPOSITS	58%	10%	2%	13%	5%	10%	2%	100%

AS OF JUNE 30, 2008:

	MISSISSIPPI	TUSCALOOSA	BIRMINGHAM	MEMPHIS	MIDDLE TN	FLORIDA	GEORGIA	TOTAL
LOANS	29%	9%	6%	27%	15%	11%	3%	100%
DEPOSITS	63%	11%	1%	11%	6%	6%	2%	100%

REAL ESTATE LOAN BALANCES BY STATE/REGION - LINKED QUARTERS ($ in thousands)

	6/30/09		3/31/09
	Balance	% of Total	Balance	% of Total
Mississippi	$218,223	24%	$221,187	23%
Tuscaloosa	100,465	11%	100,351	10%
Birmingham	71,326	8%	71,561	7%
Memphis	188,391	21%	206,343	21%
Middle Tennessee	143,787	16%	181,744	19%
Florida	124,029	14%	127,387	13%
Georgia	26,964	3%	29,297	3%
Administration	30,651	3%	33,612	4%

Total	$903,836	100%	$971,482	100%

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

($ in thousands)

	6/30/09		3/31/09		6/30/08
LOAN BALANCES BY TYPE:
Commercial and Industrial	$198,836		$205,262		$233,306
Personal	30,844		31,542		32,487
Real Estate:
Construction	85,667		156,525		274,925
Commercial Real Estate	661,087		657,774		589,859
Real Estate Secured by Residential Properties	130,964		128,796		130,811
Mortgage	26,118		28,387		32,243

Total Real Estate	903,836		971,482		1,027,838
Other	110,711		84,733		60,741

Total	$1,244,227		$1,293,019		$1,354,372

ASSET QUALITY DATA:
Nonaccrual Loans	$69,852		$38,359		$7,526
Loans 90+ Days Past Due	2,906		5,791		3,174

Total Non-Performing Loans	72,758		44,150		10,700
Other Real Estate Owned	16,686		19,208		18,207

Total Non-Performing Assets	$89,444		$63,358		$28,907

Non-Performing Loans to Total Loans	5.8%		3.4%		0.8%
Non-Performing Assets to Total Loans and OREO	7.1%		4.8%		2.1%
Allowance for Loan Losses to Non-Performing Loans	64.2%		88.5%		147.9%
Allowance for Loan Losses to Total Loans	3.8%		3.0%		1.2%
Classified Assets to Capital	120.7	% *	94.5	% **	30.4%
Classified Loans to Capital	107.9	% *	81.2	% **	20.3%
Classified Loans to Total Loans	11.2%		9.2%		2.8%
Loans 30+ Days Past Due to Total Loans	3.9%		3.2%		1.5%
(loans not included in non-performing loans)
YTD Net Charge-offs to Average Loans YTD	2.3%		1.1%		0.4%

NET CHARGE-OFFS FOR QUARTER	$15,331		$14,434		$2,496

INTANGIBLE ASSET AMORTIZATION FOR QUARTER	$155		$182		$218

*	Includes the effect of write-off of goodwill in the first quarter of 2009. Without the goodwill impairment charge, the ratio of classified assets to capital was 79.6% and classified loans to capital was 71.1%.
**	Includes the effect of write-off of goodwill in the first quarter of 2009. Without the goodwill impairment charge, the ratio of classified assets to capital was 64.8% and classified loans to capital was 55.7%.

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

ANALYSIS OF NET INTEREST EARNINGS

($ in thousands)

	Average Balance
	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	6/30/09	6/30/08	3/31/09	6/30/09	6/30/08
EARNING ASSETS:
Net loans	$1,273,120	$1,358,550	$1,313,743	$1,293,319	$1,352,849
Federal funds sold and other interest-bearing assets	221,341	21,970	112,586	166,936	20,225
Securities:
Taxable	358,386	322,980	362,826	360,572	328,221
Tax-exempt	83,389	111,719	104,967	94,118	111,242

Totals	1,936,236	1,815,219	1,894,122	1,914,945	1,812,537

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits	1,415,793	1,213,598	1,340,621	1,378,415	1,225,781
Borrowed funds, federal funds purchased and securities sold under agreements to repurchase and other interest-bearing liabilities	299,868	397,903	317,254	308,513	382,464

Totals	1,715,661	1,611,501	1,657,875	1,686,928	1,608,245

Net amounts	$220,575	$203,718	$236,247	$228,017	$204,292

	Interest For
	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	6/30/09	6/30/08	3/31/09	6/30/09	6/30/08
EARNING ASSETS:
Net loans	$15,609	$20,458	$16,566	$32,175	$43,503
Federal funds sold and other interest-bearing assets	141	136	82	223	260
Securities:
Taxable	3,835	3,980	4,038	7,874	8,269
Tax-exempt	832	1,156	1,020	1,851	2,307

Totals	20,417	25,730	21,706	42,123	54,339

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits	7,714	8,784	7,159	14,873	19,449
Borrowed funds, federal funds purchased and securities sold under agreements to repurchase and other interest-bearing liabilities	2,039	2,904	2,194	4,233	6,329

Totals	9,753	11,688	9,353	19,106	25,778

Net amounts	$10,664	$14,042	$12,353	$23,017	$28,561

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CADE Reports Second Quarter Results

July 23, 2009

CADENCE FINANCIAL CORPORATION

ANALYSIS OF NET INTEREST EARNINGS

($ in thousands)

	Yields Earned
	And Rates Paid (%)
	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	6/30/09	6/30/08	3/31/09	6/30/09	6/30/08
EARNING ASSETS:
Net loans	4.92	6.06	5.13	5.02	6.47
Federal funds sold and other interest-bearing assets	0.26	2.49	0.30	0.27	2.59
Securities:
Taxable	4.29	4.96	4.51	4.40	5.07
Tax-exempt	4.00	4.16	3.94	3.97	4.17

Totals	4.23	5.70	4.65	4.44	6.03

INTEREST-BEARING LIABILITIES:
Interest-bearing deposits	2.19	2.91	2.17	2.18	3.19
Borrowed funds, federal funds purchased and securities sold under agreements to repurchase and other interest-bearing liabilities	2.73	2.94	2.80	2.77	3.33

Totals	2.28	2.92	2.29	2.28	3.22

Net margin	2.21	3.11	2.64	2.42	3.17

Note: Yields on a tax equivalent basis would be:
Tax-exempt securities	6.16	6.40	6.08	6.10	6.41

Total earning assets	4.37	5.84	4.77	4.54	6.17

Net margin	2.30	3.25	2.76	2.53	3.31

Tax equivalent income
(in thousands)	$448	$623	$549	$997	$1,242

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